August 24, 2009

Mr. Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:        Zynex, Inc.
Form 10-K for Year Ended December 31, 2008
Filed April 15, 2009
File No. 033-26787-D

Dear Mr. Vaughn:

This letter responds to the comments of the staff of the Securities and Exchange Commission in its letter dated July 15, 2009 with respect to the Form 10-K Report listed above.  The text of the staff’s comments is set forth below in bold followed in each case by the response.

Form 10-K as of December 31, 2008

Item 9A(T). Controls and Procedures, page 44

Management’s Report on Internal Control Over Financial Reporting, page 44

1.
You state that management concluded that the Company has a material weakness in its ability to produce financial statements free from material misstatements.  Please tell us and revise future filings as necessary to discuss how you have compensated for the material weakness in order to ensure that the financial statements presented here in the Form 10-K are free from material misstatement, including whether or not you applied alternative procedures.

Mr. Kevin L. Vaughn
August 24, 2009

Response:

The material weakness that management identified and disclosed in the Company’s Form 10-K was determined to exist at December 31, 2008.  In order to compensate for the material weakness and to ensure that the Company’s December 31, 2008 consolidated financial statements were free from material misstatement, the Company performed alternative procedures during the course of preparing the December 31, 2008 consolidated financial statements.  These alternative procedures performed by management included: 1) a detailed manual review of the aging of accounts receivables, 2) the write-off of all accounts over 270 days old, 3) establishment of additional methodologies to better estimate the allowances for provider discounts (as more fully described in our response to Staff’s comment number 9), and 4) a line-by-line review of all purchased inventory items to correct, where needed, to current year costs of items purchased and items which were manufactured.

Management expects that the material weakness will be corrected by December 31, 2009. Alternative procedure #3, referenced above, has become one of the procedures that will be used in the preparation of future financial statements.

2.
We note that you have identified a material weakness in your ability to produce financial statements free from material misstatements.  Further, you state that this material weakness is the result of the combination of the specified significant deficiencies.  However, it is not clear from your disclosures here what specific control deficiency or deficiencies you have identified.  Instead, it appears you have simply outlined the items that resulted in adjustment to the financial statements.  Please tell us and revise future filings to explain in greater detail the underlying deficiency or deficiencies in your internal control over financial reporting.  In this regard, expand on the specific material weakness that you have identified to explain what underlying control deficiency or deficiencies limits your ability to produce financial statements free from material misstatements.

Mr. Kevin L. Vaughn
August 24, 2009

Response:

The Company will revise future filings to include disclosures substantially as follows. Changes will be made based upon subsequent facts.

Based on an evaluation as of December 31, 2008, management had concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2008. Our principal Chief Executive Officer and Chief Financial Officer concluded that the Company had a material weakness in its ability to produce financial statements free from material misstatements. Management reported a material weakness resulting from the combination of the following significant deficiencies:

•
The Company did not have effective controls to ensure timely write-off of uncollectible accounts receivable, resulting in an overstatement of our accounts receivable and net revenue. The controls that were not considered effective included a performance issue with the Company’s billing system which prevented timely determination of accounts to be written-off and lack of procedures to write-off uncollectible accounts receivable based upon their aging.

•
The Company was utilizing a method for calculating the allowance for provider discounts and uncollectibility that was dependent on annual calculations and annual historical results which was not reactive to rapid changes during the year. Further, this methodology was dependent upon write-offs which were not done timely.

•	The Company did not have an adequate process in place to update the inventory costing to reflect the pricing differences between purchased items and items manufactured by the Company

In order to remediate the material weaknesses described above, our management implemented the following changes to the Company’s internal control over financial reporting during the first quarter of 2009:

•	The Company has made enhancements to the performance of our billing system to allow accounts to be analyzed timely, allowing write-offs to be made timely:

•	The Company has implemented procedures to write-off accounts receivable which are deemed uncollectible based upon their aging;

•
The Company has developed a new model for analyzing the collectability of the Company’s accounts receivable that is updated on a timely basis throughout the year. The simultaneous use of the old model and timely write-offs of uncollectible accounts receivable serves as a comparative tool to validate annual trends;

Mr. Kevin L. Vaughn
August 24, 2009

•	Management has updated the Company’s inventory costing to reflect the pricing of purchased items and items manufactured by the Company.

Consolidated Financial Statements, page F-1

Consolidated Statement of Cash Flows, page F-4

3.
We note that you recorded a “provision for losses on accounts receivable (uncollectibility)” of $393,000 during 2008 and zero during 2007.  Please explain to us the nature of this charge and discuss why there was no similar provision during 2007.

Response:

In a letter dated July 1, 2008, the Staff requested the Company break the “provision for losses on accounts receivable (uncollectibility)” separately from the “provision for provider discounts”. When preparing the 2008 comparative consolidated financial statements for the year ended December 31, 2008, the Company utilized the 2007 Statement of Cash Flows as originally filed and inadvertently did not break out the 2007 provision amount separately into these two components. There was no effect on the total of the two provisions. The Company believes there is not a material impact to readers of the financial statements as there is no impact on the “net cash provided by operating activities” in the Statement of Cash Flows and that a reader of the financial statements would not have formed a different opinion had the amount been presented separately. The properly classified amounts for 2007 were $4,462,724 for the provision for provider discounts and $339,000 for the provision for uncollectibility. The Company intends to break out the components described above in future filings for all periods presented.

Note (2) Significant Accounting Policies, page F-7

Revenue Recognition and Allowances for Provider Discounts and Uncollectibility, page F-7

4.
We note that you recognize revenue from distributors when you ship your products.  Please revise this note in future filings to discuss in greater detail your revenue recognition policy with respect to sales to distributors.  Disclose any significant payment terms, return rights, exchange provisions, price protection, discounts, sales incentives and any other significant matters.  Refer to SAB 104 and SFAS 48 as appropriate.

Mr. Kevin L. Vaughn
August 24, 2009

Response:

Sales to distributors have historically been a small percentage of the Company’s total revenue (approximately $50,000, 0.4% in 2008 and approximately $25,000, 0.3% in 2007). There are no significant payment terms, return rights, exchange provisions, price protection, discounts, sales incentives or any other significant matters with regard to these transactions. The Company will comply with the Staff’s comment by revising the description of our accounting policy for recognizing revenue from distributors in future filings as follows:  The Company recognizes revenue from distributors when it ships its products fulfilling an order and title has transferred.

5.	As a related matter, please clarify why it is appropriate to recognize revenue from distributors upon shipment.

Response:

The Company recognizes revenue upon shipment to distributors and transfer of title, because the Company believes the four requirements for recognizing revenue have been met. Specifically, evidence of an arrangement exists in the form of the order from the distributor, delivery exists because the products have been shipped to the distributor and title has transferred, there is a fixed sales price based on the order from the distributor and, collectability is reasonably assured based on the Company’s collection history with the distributors and the assessed credit worthiness of the distributors with which the Company does business. Sales to distributors were less than 0.5% of the Company’s total revenue in 2008.

6.
With reference to your disclosures on pages 22, 44 and F-6 with respect to the collectability of outstanding accounts receivable, including your ability to estimate the allowances for provider discounts, please tell us why you believe it is appropriate to recognize revenue when the product has been dispensed to the patient and the patient’s insurance has been verified.  Specifically, explain why you believe the sales price is fixed and determinable and that collectability is reasonably assured at this point in time.  Refer to SAB Topic 13.

Mr. Kevin L. Vaughn
August 24, 2009

Response:

SAB Topic 13 states that revenue generally is realized or realizable and earned when all of the following are met:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller’s price to the buyer is fixed or determinable, and

•	Collection is reasonably assured.

The Company believes that at the time the product has been dispensed to the patient and patient’s insurance has been verified all SAB Topic 13 requirements have been satisfied. At this point:

•	Evidence of an arrangement exists in the form of an order and acceptance;

•	There is no contingent service or action required by the Company and delivery has occurred;

•
The Company believes that the price is determinable. The Company’s sales price is subject to contractual adjustment; however, this adjustment can be estimated and determined based on contractual arrangements with insurance companies or other third party payors and/or can be estimated based on historical adjustments made by such third party payors (as described in greater detail below).

•
Collectability is considered reasonably assured based on contractual arrangements, historical rates of collection, trends in the historical rates of collection and current relationships and experience with insurance companies or other third party payors.

Provider discounts result from reimbursements from insurance providers that are less than amounts claimed, where the amount claimed by the Company exceeds the insurance provider's usual, customary and reasonable reimbursement rate, amounts subject to insureds’ deductibles, and when there is a benefit denial.

The Company believes the use of an estimate of provider discounts applied against the claims sent to the providers for goods and services performed during the period is appropriate for the following reasons:

Mr. Kevin L. Vaughn
August 24, 2009

•	The estimate is made upon a large pool of homogeneous items.

•	The estimate can be made on a timely basis.

•	There is sufficient historical information available within the Company to serve as a basis for making the estimate.

•	There are no external factors such as product obsolescence which would impact the estimate.

    The Company is following industry standards. The American Institute of Certified Public Accountants published the following in their Audit and Accounting Guides for Health Care Organizations.

Revenue from Health Care Services
    Excerpts from paragraph 1.26. In general, gross service revenue is recorded in the accounting records on an accrual basis at the provider's established rates, regardless of whether the health care organization expects to collect that amount. Provisions recognizing contractual adjustments and other adjustments are recorded on an accrual basis and deducted from gross service revenue to determine net service revenue. For financial reporting purposes, gross revenue does not include charity care and service revenue is reported net of contractual and other adjustments in the statement of operations.

Third-Party Payor Considerations
    Excerpts from paragraph 1.28. Some third-party payors retrospectively determine final amounts reimbursable for services rendered to their beneficiaries based on allowable costs. These payors reimburse the health care organization on the basis of interim payment rates until the retrospective determination of allowable costs can be made. In most instances, the accumulation and allocation of allowable costs and other factors result in final settlements different from the interim payment rates. Final settlements are determined after the close of the fiscal periods to which they apply and may affect materially the health care organization's financial position and results of operations. Consequently, a reasonable estimate of the amount receivable from or payable to these payors should be made in the same period that the related services are rendered.

Receivables
    Paragraph 5.02. Amounts realizable from third-party payors for health care services are usually less than the provider's full established rates for those services. The realizable amounts may be determined by (a) contractual agreement with others (such as Blue Cross plans, Medicare, Medicaid, or health maintenance organizations), (b) legislation or regulation (such as workers' compensation or no-fault insurance), or (c) provider policy or practice (such as courtesy discounts to medical staff members and employees or other administrative adjustments).

Mr. Kevin L. Vaughn
August 24, 2009

    Excerpts from paragraph 5.03. Revenue and the related receivables for health care services usually are recorded in the accounting records on an accrual basis at the provider's full established rates. The provision for contractual adjustments (that is, the difference between established rates and third-party payor payments) and discounts (that is, the difference between established rates and the amount collectible) are recognized on an accrual basis and deducted from gross service revenue to determine net service revenue. Contractual adjustments, discounts, and an allowance for uncollectibles are recorded to report the receivables for health care services at net realizable value. Estimates of contractual adjustments, other adjustments, and the allowance for uncollectibles are reported in the period during which the services are provided even though the actual amounts may become known at a later date. This later date may be (a) when the person is discharged, (b) subsequent to discharge or completion of service, (c) when the third party is billed, or (d) when payment or partial payment is received.

    Paragraph 5.21. Receivables are reported net of an allowance for doubtful accounts. Although the aggregate amount of receivables may include balances due from patients and third-party payors (including final settlements and appeals), the amounts due from third-party payors for retroactive adjustments of items such as final settlements or appeals shall be reported separately in the financial statements.

Note (12) Refund Claim Settlement, page F-23

7.
We note that you settled a refund claim by Anthem Blue Cross Blue Shield in which you agreed to pay Anthem $679,930 and to waive the rights to payment of outstanding billings in the amount of $329,664 for the devices provided to Anthem’s insureds.  We note that you charged the amount to be repaid to Anthem and wrote off the outstanding accounts receivable against the allowance for provider discounts.  From page 38 we note that substantially all of the $1,009,594 relates to net rental revenues.  Please tell us why you recorded the settlement against your provider discounts allowance rather than as a reversal of revenue, citing applicable authoritative accounting guidance.

Response:

The $1,009,594 was effectively recorded as a reduction of revenue as more fully explained below. All provisions for provider discounts (an income statement item) are recorded as direct reductions of revenue as described in the last sentence of the second paragraph under “Revenue Recognition and Allowance for Provider Discounts and Uncollectibility” in Note 2 – Significant Accounting Policies of the December 31, 2008 consolidated financial statements included in the Company’s Form 10-K.

Mr. Kevin L. Vaughn
August 24, 2009

The summary net adjustments to record the Anthem settlement were as follows:

	Dr	Cr
Allowance for provider discounts	1,009,594
Accounts receivable		329,664
Liability to Anthem		679,930

Provision for provider discounts	*1,009,594
Allowance for provider discounts		1,009,594

* Which is presented as a reduction of revenue in the consolidated statement of operations.

The Company believed the size and unusual nature of the Anthem settlement warranted a separate line item presentation in the consolidated statement of operations for the quarter in which it occurred to clearly show the impact of the settlement and to show revenue for the three and nine months ended September 30, 2008 separately from the claim.  Please see the originally filed Form 10-Q for the quarter ended September 30, 2008 and the restated quarterly information on pages 40 and 41 of the December 31, 2008 Form 10-K.

As noted, the Company maintains an “allowance for provider discounts” (a balance sheet item).  This allowance is used by the Company to record price adjustments taken by third party payors such as Anthem. These price adjustments are sometimes taken as refunds though the Anthem settlement was an exceptional item due to its large amount. The $1,009,594 reduction in revenue was in addition to the Company’s normal provision for provider discounts due to its size and the retrospective nature of Anthem’s claim.

8.
We note that you continue to provide your products to Anthem insureds, including products which may be used to treat insureds with the same medical conditions as those using devices subject to the Anthem claim.  We note disclosure here that you recognized no revenue in the third or fourth quarter of 2008 relating to the devices rented or sold to insureds of Anthem.  Please address the following:

Mr. Kevin L. Vaughn
August 24, 2009

•	Clarify for us whether you recognized any revenue relating to devices rented or sold to insureds of Anthem subsequent to the fourth quarter of 2008.

•	Discuss your basis for recognizing any revenues relating to insureds of Anthem.

•	Tell us and revise future filings to disclose the amount of net revenue deferred relating to devices sold or rented to insureds of Anthem.

•
Confirm to us that you are continuing to recognize charges to cost of sales relating to devices rented or sold to insureds of Anthem.  Please also revise future filings to clearly disclose this fact and discuss its impact in your discussion of your Results of Operations in MD&A.  In future periods, should you reach a resolution with Anthem that allows you to recognize the deferred revenue, please also ensure your discussion of your results of operations in MD&A includes clear disclosure of such revenues for which there is no associated cost of sales.

Response:

We are responding separately to this multi-part question

a.
The Company clarifies that the Anthem settlement related to “certain devices” rented or sold by the Company to insureds of Anthem.  Other devices sold or rented to insureds of Anthem were not part of the settlement.  The Company has not recognized revenue subsequent to the fourth quarter of 2008 related to the “certain devices” which were part of the Anthem settlement.  The Company does continue to recognize revenue from Anthem related to other devices sold or rented to insureds of Anthem that were not part of the claim.

Mr. Kevin L. Vaughn
August 24, 2009

b.
The Company continues to recognize revenue related to insureds of Anthem for devices which were not part of the claim and which were consistent with the Company’s revenue recognition policy.  The Anthem settlement was unique and is not expected to reoccur.  Anthem is a large conglomerate of insurance providers.  These various providers had conflicting policies regarding the coverage related to these “certain devices”. Anthem chose to retrospectively apply a policy from its parent company to all the member providers which generated the settlement.  This policy enforcement even applied to situations where the same “certain devices” had previously been denied and then approved upon appeal and paid by Anthem.  The Company had been selling and renting these “certain devices” to Anthem for over five years prior to the refund claim received from Anthem in 2008.

c.
The Company currently does not defer any revenue relating to any devices sold or rented to insureds of Anthem.  The Company does not anticipate ever qualifying the rental or sales of “certain devices” to Anthem as revenue; thus, no revenue or deferred revenue was recorded after the settlement date related to “certain devices” sold or rented to insureds of Anthem in the foreseeable future.

d.
The Company confirms that it is continuing to recognize charges to cost of sales related to the “certain devices” rented or sold to insureds of Anthem.  The charge to cost of sales is the depreciation of the “certain devices” which are used by insureds of Anthem under a rental arrangement; though, no rental revenue is being recognized. The Company will disclose this fact and discuss the impact in the management discussion of the Results of Operations in MD&A. As noted in 8.c. above, there presently is no deferred revenue relating to the “certain devices sold" or rented to insureds of Anthem.

Note (13) Restated 2008 Quarterly Financial Information, page F-24

9.
Please tell us and revise future filings to explain what “additional methodologies” you applied in estimating the allowance for provider discounts.  In addition, please revise your critical accounting policies in future filings to address these changes in estimating the allowance for provider discounts.

Mr. Kevin L. Vaughn
August 24, 2009

Response:

The Company has developed two additional methodologies which are applied in estimating the allowance for provider discounts.  The first methodology is a detailed compilation of historical billings and collections by month of origination.  This is an analysis which is updated monthly allowing the Company to monitor changes in the provider discounts in a more timely manner than with prior estimation techniques.  The second methodology is a more timely and consistent application of a policy to write off receivables of more than 270 days which makes the receivable pool current and allowing the estimate to be based on current trends in the business and applicable to the receivable pool.

Form 10-Q for the Period Ended March 31, 2009

Exhibits 31.1 and 31.2

10.
We note that the certificates filed as Exhibits 31.1 and 31.2 do not include all of the language required by Item 601(b)(31) of Regulation S-K.  In future filings, replace all references to the “small business issuer” with references to the “registrant.”

Response:

In future filings the Company will replace all references to “small business issuer” with references to “registrant”.

We acknowledge that:

•	Our company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin L. Vaughn
August 24, 2009

If you have any questions or comments regarding the foregoing, please contact Mark R. Levy (303-290-1083) or Amy Bowler (303-290-1086) at Holland & Hart LLP, our attorneys.  Thank you.

Very truly yours, ZYNEX, INC. By: /s/ Fritz G. Allison Fritz G. Allison Chief Financial Officer